Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 21 DATED DECEMBER 10, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 3 dated May 6, 2014, supplement no. 12 dated September 10, 2014, supplement no. 13 dated September 10, 2014, supplement no. 14 dated November 6, 2014, supplement no. 15 dated November 10, 2014, supplement no. 16 dated November 13, 2014, supplement no. 17 dated November 19, 2014, supplement no. 18 dated November 26, 2014, supplement no. 19 dated December 4, 2014 and supplement no. 20 dated December 5, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the probable acquisition of an office property containing 346,451 rentable square feet in St. Louis, Missouri; and

•	the probable acquisition consisting of three office buildings containing an aggregate of 815,018 rentable square feet in Emeryville, California.
Probable Real Estate Investment
101 South Hanley
On December 5, 2014, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office property containing 346,451 rentable square feet located on approximately 1.8 acres of land in St. Louis, Missouri (“101 South Hanley”). The seller is not affiliated with us or our advisor.  The contractual purchase price of 101 South Hanley is $62.3 million plus closing costs.  We intend to fund the purchase of 101 South Hanley with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.0 million of earnest money.
101 South Hanley was completed in 1986. As of December 5, 2014, 101 South Hanley was approximately 91% leased to 27 tenants with a current weighted-average remaining lease term of 5.6 years.
Towers at Emeryville
On December 8, 2014, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement, as amended, to acquire an office property consisting of three office buildings containing an aggregate of 815,018 rentable square feet located on approximately 16.1 acres of land in Emeryville, California (the “Towers at Emeryville”). The seller is not affiliated with us or our advisor.  The contractual purchase price of Towers at Emeryville is $248.0 million plus closing costs.  We intend to fund the purchase of the Towers at Emeryville with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $8.0 million of earnest money.
The three office buildings of the Towers at Emeryville were completed in 1972, 1975 and 1985 and each was renovated in 1998 and 2012. As of December 8, 2014, the Towers at Emeryville were approximately 84% leased to approximately 85 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the Towers at Emeryville is approximately $20.3 million. The current weighted-average remaining lease term for the tenants is approximately 3.4 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $33.55 per square foot.  Currently, no tenant individually occupies more than 10% of the rentable square feet of the property.

The average occupancy rate for the Towers at Emeryville during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	(1)
2010	(1)
2011	79%
2012	76%
2013	81%
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(1) Information for 2009 and 2010 is not available as the seller did not own the properties during these periods.
The average effective annual rental rate per square foot for each of the last five years for the Towers at Emeryville was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2009	(2)
2010	(2)
2011	$22.44
2012	$28.33
2013	$28.33
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2009 and 2010 is not available as the seller did not own the properties during these periods.
The table below sets forth a schedule for expiring leases for the Towers at Emeryville by annualized effective base rent (net of rental abatements) and by leased rentable square footage as of December 1, 2014.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2014	1	$137,967	0.7%	4,384	0.7%
2015	18	2,686,463	13.2%	90,516	13.4%
2016	15	1,897,461	9.4%	65,283	9.7%
2017	19	4,834,187	23.8%	145,107	21.6%
2018	15	3,583,986	17.6%	126,927	18.9%
2019	7	4,012,649	19.7%	129,339	19.2%
2020	6	2,159,777	10.6%	77,189	11.5%
2021	2	409,020	2.0%	12,820	1.9%
2022	—	—	—	—	—
2023	—	—	—	—	—
Thereafter	2	614,825	3.0%	20,714	3.1%

We believe that the Towers at Emeryville is suitable for its intended purpose and will be adequately insured at acquisition. We anticipate that we will invest approximately $42.8 million in renovations and improvements to the Towers at Emeryville over the next five years. We expect to fund these renovations and improvements with proceeds from future debt financing, proceeds from this offering and proceeds from our dividend reinvestment plan. For federal income tax purposes, the cost of the Towers at Emeryville, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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